UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 26, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Earnings Release
Segment Information (continuing operations — unaudited)
Consolidated Statements of Income (unaudited)
Consolidated Statements of Income and Expense Recognized in Equity (unaudited)
Consolidated Statements of Cash Flow (unaudited)
Consolidated Balance Sheets (unaudited)
Update on Compliance and AUB
SIGNATURES

Key figures (1)
Effective with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS) on a retroactive basis.

	2nd quarter (2)		first six months (3)
(in millions of €, except where otherwise stated)	2007	2006	2007	2006

Income from continuing operations	1,396	897	2,110	1,504
Income from discontinued operations, net of income taxes	(137)	26	(63)	358
Net income	1,259	923	2,047	1,862
attributable to:
Minority interest	63	50	112	103
Shareholders of Siemens AG	1,196	873	1,935	1,759

Earnings per share from continuing operations (4)	1.50	0.95	2.26	1.60
(in euros)
Earnings per share from discontinued operations (4)	(0.16)	0.03	(0.09)	0.38
(in euros)
Earnings per share (4)	1.34	0.98	2.17	1.98
(in euros)

Net cash from operating and investing activities (5)	(901)	538	(2,061)	(186)
therein: Net cash provided by operating activities	3,582	1,246	3,881	1,732
Net cash used in investing activities	(4,483)	(708)	(5,942)	(1,918)

Group profit from Operations (5)	1,964	1,314	3,595	2,391

New orders (5)	23,469	21,529	48,051	45,196

Revenue (5)	20,626	18,824	39,694	36,800

	March 31, 2007		September 30, 2006
	Continuing		Continuing
	operations	Total (6)	operations	Total (6)

Employees (in thousands)	436	487	424	475
Germany	144	162	143	161
International	292	325	281	314

(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of carrier networks, enterprise networks and mobile devices activities).
(2)	January 1 — March 31, 2007 and 2006, respectively
(3)	October 1, 2006 and 2005 — March 31, 2007 and 2006, respectively.
(4)	Earnings per share — basic, attributable to shareholders of Siemens AG.
(5)	Continuing operations.
(6)	Continuing and discontinued operations.
Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information.”

Earnings Release
Munich, April 26, 2007

Effective with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS) on a retroactive basis.
Siemens in the second quarter 2007 (ended March 31, 2007)
•	Siemens successfully concluded its Fit4More program by achieving the profitability, growth and portfolio goals planned for April 2007.

•	All Groups reached or exceeded their target earnings margins.

•	Group profit from Operations rose 49% year-over-year, to €1.964 billion.

•	Income from continuing operations climbed 56%, to €1.396 billion.

•	Net income rose 36%, to €1.259 billion.

•	Revenue rose 10% to €20.626 billion, and orders increased 9% to €23.469 billion. Excluding currency translation and portfolio effects, revenue rose 13% and orders increased 11%.

•	On a continuing basis, operating and investing activities used net cash of €901 million in the second quarter, including a €3.8 billion cash payment for the diagnostics division of Bayer AG. A year earlier, operating and investing activities provided net cash of €538 million.
“Our financial performance in the second quarter is the result of great teamwork in successfully executing our Fit4More program,” said Siemens CEO Klaus Kleinfeld. “We significantly strengthened our strongest businesses, better aligned the company to take full advantage of global demographic and urbanization trends, and reached or exceeded our margin targets at all Groups. Together these accomplishments are enabling us to outgrow the economy at a higher level of profitability.”
“Going forward, we believe we can do even better. So we are introducing a new program, ‘Fit for 2010,’ with ambitious targets for growth, capital efficiency, and cash conversion at the corporate level, and with higher margin ranges at a majority of our Groups. We look forward to maintaining the operating momentum we have built up in the first half of the fiscal year.”

In the second quarter of fiscal 2007, ended March 31, 2007, Siemens’ net income rose to €1.259 billion, an increase of 36% compared to €923 million in the second quarter a year earlier. Basic earnings per share rose to €1.34 from €0.98 in the prior-year quarter, and diluted earnings per share increased to €1.28 from €0.98 a year earlier. Income from continuing operations was €1.396 billion, an increase of 56% compared to €897 million in the same period a year earlier. Basic earnings per share on a continuing basis rose to €1.50 from €0.95 in the prior-year quarter, and diluted earnings per share increased to €1.44 from €0.95 a year earlier. Discontinued operations reduced net income by €137 million in the second quarter, due primarily to an impairment at the enterprise networks business formerly included in Communications (Com). A year earlier, discontinued operations contributed €26 million to net income in the second quarter.
The dominant driver of income growth was Group profit from Operations, which rose 49% year-over-year, to €1.964 billion. Every Group in Operations reached or exceeded its target Group profit margin in the second quarter and a majority delivered strong double-digit profit growth compared to the same period a year earlier. Automation and Drives (A&D) and Power Transmission and Distribution (PTD) hit new highs in quarterly Group profit on an absolute basis. Other leading earnings contributors included Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV) and Osram. Improvement in Group profit from Operations year-over-year also included a positive result at Siemens Business Services (SBS), which posted a significant loss in the prior-year period primarily due to substantial severance charges.
Net income growth also benefited from the other two components of Siemens. Financing and Real Estate activities earned €179 million in income before income tax compared to €71 million in the second quarter a year earlier. Corporate Treasury activities contributed €31 million, compared to a negative €230 million a year ago. The difference relates primarily to a cash settlement option on a convertible bond, which resulted in a €257 million negative effect in the prior-year quarter.
In a favorable macroeconomic environment, Siemens’ strengthened business portfolio generated substantial volume growth compared to the prior-year quarter. Revenue increased 10% year-over-year, to €20.626 billion, and orders of €23.469 billion were up 9% compared to the prior-year quarter. Excluding currency translation and portfolio effects, second-quarter revenue rose 13% and orders climbed 11%. Europe excluding Germany was the primary driver of revenue growth, with a 16% increase. Germany expanded by 6%. Order growth was more balanced regionally, with double-digit increases in Europe, Asia-Pacific and the Americas. A&D, Med, PG and PTD all delivered strong revenue and order growth to go along with their margin strength and substantial contributions to Group profit.
On a continuing basis, operating and investing activities within Operations in the second quarter used €1.921 billion in cash compared to cash provided of €269 million in the same period a year earlier. The current period included an approximately €3.8 billion cash payment for the diagnostics division of Bayer AG. Within Financing and Real Estate and Corporate Treasury activities, net cash provided by operating and investing activities in the second quarter was €1.020 billion compared to €269 million in the prior-year quarter. The difference was due primarily to lower receivables at Siemens Financial Services (SFS), including substantial receivables related to telecommunications carrier activities. For Siemens on a continuing basis, operating and investing activities used net cash of €901 million compared to net cash provided of €538 million in the same period a year earlier.

As planned, Siemens brought its Fit4More strategic program to a successful close in the second quarter. In addition to reaching or exceeding target margins throughout Operations and at SFS, Siemens also achieved Fit4More’s April 2007 growth and portfolio goals. To deliver top-line growth at twice the rate of global expansion in gross domestic product (“2X global GDP”), Siemens continued to invest for organic growth while making major acquisitions at its largest and most profitable Groups. For example, A&D increased its capabilities in large drives, gears, and software, PG added wind power and other clean energy offerings, and Med acquired a world-class in vitro diagnostics business.
Fit4More further focused Siemens’ business portfolio goal by reorienting the Information and Communications (I&C) businesses and Logistics and Assembly Systems Group (L&A). Among the notable results is a telecommunications infrastructure joint venture with Nokia, called Nokia Siemens Networks (NSN). This joint venture launched its operations on April 1, 2007. Other businesses were divested or discontinued, including the enterprise networks business which is held for sale.
Operations in the second quarter fiscal 2007
Information and Communications
Siemens Business Services (SBS)

	Second Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	63	(199)
Group profit margin	5.2%	(14.3)%

Revenue	1,206	1,393	(13)%	5%
New orders	964	1,360	(29)%	(14)%

*	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (17)% and (14)% on revenue and orders, respectively.
SBS posted Group profit of €63 million on revenue of €1.206 billion in the second quarter. A year earlier, the Group’s second-quarter result included substantial severance charges. SBS recorded no major orders during the quarter, and both revenue and orders were reduced by divestment of the Product Related Services (PRS) division between the periods under review.

Automation and Control
Automation and Drives (A&D)

	Second Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	526	385	37%
Group profit margin	14.2%	12.0%

Revenue	3,711	3,205	16%	18%
New orders	4,154	3,520	18%	20%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 1% on revenue and orders.
A&D’s second-quarter Group profit grew 37% year-over-year, to a new high of €526 million. Orders climbed 18% compared to the prior-year period, to €4.154 billion, and revenue grew 16%, to €3.711 billion. A&D’s results for the quarter showed good balance both on a regional level and among the divisions. During the current quarter, A&D announced an agreement to acquire UGS Corp., a leading supplier of product lifecycle management software. The Group expects to complete the acquisition for an aggregate consideration of approximately U.S.$3.5 billion (€2.6 billion) in the third quarter and incur acquisition-related costs.
Industrial Solutions and Services (I&S)

	Second Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	100	81	23%
Group profit margin	4.6%	3.8%

Revenue	2,172	2,132	2%	5%
New orders	2,434	2,447	(1)%	0%

*	Excluding currency translation effects of (3)% and (4)% on revenue and orders, respectively, and portfolio effects of 3% on orders.
I&S raised its second-quarter Group profit to €100 million, a 23% increase compared to the prior-year period led by higher earnings and margins in the Industrial Services and Metal Technologies divisions. Revenue for the quarter rose to €2.172 billion, and orders were stable at €2.434 billion.

Siemens Building Technologies (SBT)

	Second Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	100	54	85%
Group profit margin	7.5%	4.6%

Revenue	1,335	1,169	14%	19%
New orders	1,364	1,318	3%	8%

*	Excluding currency translation effects of (5)% on revenue and orders.
SBT’s Group profit for the second quarter climbed 85% year-over-year, to €100 million, as all divisions within the Group increased their earnings. Second-quarter revenue rose 14%, to €1.335 billion, and orders of €1.364 billion were up 3% compared to the prior-year period.
Power
Power Generation (PG)

	Second Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	330	260	27%
Group profit margin	10.7%	10.6%

Revenue	3,072	2,453	25%	26%
New orders	5,017	3,259	54%	54%

*	Excluding currency translation effects of (4)% and (5)% on revenue and orders, respectively, and portfolio effects of 3% and 5% on revenue and orders, respectively.
PG generated €330 million in Group profit in the second quarter, a 27% rise compared to the prior-year period. Revenue rose 25%, to €3.072 billion, as PG fulfilled strong demand for fossil, wind, and industrial power systems. Order growth was even more robust, with new contract wins totalling €5.017 billion in the quarter. Highlights included an order for two offshore wind farms in Europe, large fossil power generation systems in Europe and the U.S., and significant demand for maintenance service for new and existing fossil power systems.

Power Transmission and Distribution (PTD)

	Second Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	143	77	86%
Group profit margin	8.1%	5.1%

Revenue	1,756	1,496	17%	22%
New orders	2,476	1,797	38%	43%

*	Excluding currency translation effects of (5)% on revenue and orders.
PTD delivered Group profit of €143 million, up 86% compared to the second quarter a year earlier, as the Group significantly increased capacity utilization on expanded business volume. As with Group profit, revenue and orders in the current quarter rose on a Group-wide basis. Revenue climbed 17% year-over-year, to €1.756 billion. Orders surged 38%, to €2.476 billion, including major orders in Asia-Pacific and the Middle East.
Transportation
Transportation Systems (TS)

	Second Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	58	19	205%
Group profit margin	5.0%	1.9%

Revenue	1,161	1,001	16%	19%
New orders	714	1,803	(60)%	(58)%

*	Excluding currency translation effects of (1)% on revenue, and portfolio effects of (2)% on revenue and orders.
TS recorded Group profit of €58 million compared to €19 million in the second quarter a year earlier. Revenue rose 16% year-over-year, to €1.161 billion, while orders of €714 million included a low number of major new contracts.

Siemens VDO Automotive (SV)

	Second Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	169	178	(5)%
Group profit margin	6.3%	6.8%

Revenue	2,687	2,615	3%	4%
New orders	2,678	2,612	3%	4%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 2% on revenue and orders.
SV was again among Siemens’ earnings leaders, with €169 million in Group profit. A year earlier, the Group posted a higher Group profit and profit margin due to a gain on the sale of an investment. Revenue and orders for the quarter rose 3% year-over-year, to €2.687 billion and €2.678 billion, respectively.
Medical
Medical Solutions (Med)

	Second Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	332	260	28%
Group profit margin	13.4%	12.7%

Revenue	2,470	2,047	21%	4%
New orders	2,544	2,096	21%	5%

*	Excluding currency translation effects of (7)% on revenue and orders, and portfolio effects of 24% and 23% on revenue and orders, respectively.
Med’s second-quarter Group profit climbed 28% year-over-year, to €332 million. The increase is partly attributable to earnings from the Group’s Diagnostics division, which Med formed between the periods under review by acquiring Diagnostic Products Corp. and the diagnostics division of Bayer AG. Group profit benefited also from divestments as well as from the sale of a portion of Med’s stake in a joint venture, Draeger Medical AG & Co. KG. These gains offset purchase price accounting effects and integration costs associated with the acquisitions. Revenue and orders rose to €2.470 billion and €2.544 billion, respectively, including substantial new volume from the Diagnostics division.

Lighting
Osram

	Second Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	125	138	(9)%
Group profit margin	10.5%	11.4%

Revenue	1,189	1,206	(1)%	4%
New orders	1,189	1,206	(1)%	4%

*	Excluding currency translation effects of (5)% on revenue and orders.
Osram posted Group profit of €125 million in the second quarter on revenue of €1.189 billion. The Group’s results in the quarter reflect negative currency effects arising from the strength of the euro.
Strategic Equity Investments
Strategic Equity Investments (SEI) in the second quarter consisted of BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Fujitsu Siemens Computers (Holding) BV. These joint ventures were included within Other Operations in the prior-year quarter. SEI earnings were primarily attributable to BSH, and rose to €99 million from €55 million in the same period a year earlier. Beginning in the third quarter, SEI will include Siemens’ portion of NSN.
Other Operations
Other Operations consist of centrally held operating businesses not related to a Group, including Siemens Home and Office Communication Devices (SHC). Group profit from Other Operations in the second quarter was a negative €81 million, primarily due to a €52 million goodwill impairment at a regional payphone unit. A year earlier, Other Operations posted Group profit of €6 million in the second quarter.
Corporate items, pensions and eliminations
Corporate items, pensions and eliminations totaled a negative €189 million in the second quarter compared to a positive €72 million a year earlier. The change year-over-year is due primarily to effects in the prior-year quarter, including a €95 million gain on the sale of an investment as well as a positive effect related to the settlement of an arbitration proceeding. The current quarter includes €14 million in expenses for outside advisors whom Siemens has engaged in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These expenses are expected to increase in coming quarters.

Financing and Real Estate
Siemens Financial Services (SFS)

	Second Quarter
(€ in millions)	2007	2006	% Change

Income before income taxes	137	44	211%

	March 31,	Sept. 30,
	2007	2006

Total assets	9,583	10,543	(9)%

Income before income taxes at SFS was €137 million in the second quarter. Higher financial income included a special dividend resulting from divestment gains by a company in which SFS holds an equity position. Total assets declined compared to the end of fiscal 2006 primarily due to a reduction in accounts receivable associated with carrier activities carved out of Com.
Siemens Real Estate (SRE)

	Second Quarter
(€ in millions)	2007	2006	% Change

Income before income taxes	42	27	56%

Revenue	414	429	(3)%

	March 31,	Sept. 30,
	2007	2006

Total assets	3,168	3,221	(2)%

Income before income taxes at SRE was €42 million, in part due to lower vacancy charges.
Eliminations, reclassifications and Corporate Treasury
Income before taxes from eliminations, reclassifications and Corporate Treasury in the second quarter was €31 million compared to a negative €230 million a year earlier. The difference resulted primarily from a negative €257 million effect under IFRS in the prior-year quarter, related to mark-to-market valuation of the cash settlement option associated with a €2.5 billion convertible bond issued by Siemens in 2003. This option was irrevocably waived in the third quarter of fiscal 2006, effectively eliminating subsequent earnings effects. In the current quarter, higher interest income from cash and cash equivalents and from intra-company financing was more than offset by higher interest expense associated with the issuance of bonds between the periods under review.
Income statement highlights in the second quarter 2007
Gross profit margin for the second quarter rose to 27.4% from 25.4% in the same period a year earlier. Gross profit climbed significantly on a combination of higher gross margin and higher revenue, including notable increases in gross profit at Med and A&D. Research and development (R&D) expense rose to €874 million from €857 million in the second quarter a year earlier. Due to double-digit revenue growth, R&D declined as percent of sales to 4.2% from 4.6% in the second quarter a year ago. Rising revenue had a similar effect on marketing, selling and general administrative expenses, which remained nearly unchanged at €3.108 billion but fell to 15.1% of sales from 16.5% in the prior-year period.

Other operating income was €112 million, below the €194 million a year earlier which included the positive effect from settlement of an arbitration proceeding mentioned above. Due to the €52 million impairment and €14 million in investigation-related expenses mentioned above, other operating expense increased to €163 million from €35 million in the second quarter of the prior year. Financial income, net was a positive €14 million compared to a negative €37 million a year earlier. While the prior-year period included the €257 million negative effect related to the convertible bond option mentioned above, financial income in the current quarter was held back by higher interest expense, lower income associated with asset retirement obligations, and lower income from financial assets.
Discontinued operations posted a loss of €137 million in the second quarter compared to income of €26 million in the prior-year period. The current quarter included a €148 million impairment and €49 million in pretax expenses related to the investigations mentioned above.
Income and earnings per share in the first six months
Net income for Siemens in the first six months of fiscal 2007 was €2.047 billion, a 10% increase from €1.862 billion in the first half a year earlier. The current period included a penalty of €423 million arising from a previously disclosed European Commission antitrust investigation involving providers of gas-isolated switchgear in the power transmission and distribution industry. Group profit from Operations for the first half of the fiscal year rose 50%, to €3.595 billion, primarily on rising revenue and higher margins at a majority of the Groups in Operations. The change year-over-year was positively influenced by developments at SBS as well, where €363 million in severance charges resulted in a significant loss for the prior-year period but enabled the Group to return to profitability in the current period. Corporate Treasury activities contributed income of €77 million in the first half, compared to a loss of €542 million in the prior-year period resulting primarily from the convertible bond option. Basic and diluted earnings per share for the first six months were €2.17 and €2.09, respectively, compared to €1.98 and €1.97, respectively, in the same period a year earlier.
Income from continuing operations was €2.110 billion in the first half, up 40% from €1.504 billion a year earlier. On a continuing basis, basic and diluted earnings per share were €2.26 and €2.17, respectively, compared to €1.60 and €1.59 in the same period a year earlier. Discontinued operations lost €63 million compared to income of €358 million in the first half of the prior year. The current period includes a €148 million impairment. The prior-year period benefited from a €356 million gain on the sale of shares in Juniper Networks, Inc. (Juniper), partially offset by €164 million in severance charges.
Revenue and order trends for the first half 2007
In the first six months of fiscal 2007, revenue was €39.694 billion, an 8% increase from €36.800 billion in the prior-year period. Orders of €48.051 billion were up 6% from €45.196 billion a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions, revenue rose 12% and orders climbed 9%.
International revenue for the first six months climbed 9% year-over-year, to €31.934 billion, and orders for the first six months rose 7%, to €39.354 billion. In Germany, revenue for the first half-year was up 4%, at €7.760 billion, and orders increased 5%, to €8.697 billion. On a regional basis, Europe (excluding Germany) was the strongest contributor to international volume growth, with revenue climbing 10%, to €12.733 billion, and orders rising 13%, to €15.911 billion. Both revenue and orders grew in the Americas as well, where first-half revenue of €10.324 billion was up 3% and orders of €12.716 billion came in 14% above the prior-year level. Adjusting for currency translation and portfolio effects, revenue and orders in the Americas were up 11% and 23%, respectively.

While revenue in Asia-Pacific for the first six months grew 11%, to €5.589 billion, orders of €6.488 billion came in 7% lower. Both developments stemmed from a high level of orders in Asia-Pacific in prior periods. This was particularly evident in China, where revenue of €1.949 billion for the first half was 4% higher than the prior-year level, but orders of €2.209 billion were 21% lower than a year earlier. The Africa/Middle East/Commonwealth of Independent States (CIS) region shared a similar development in the first half. Though orders of €4.239 billion were substantially higher than revenue of €3.288 billion, revenue was up 22% year-over-year, and orders were 10% below the prior-year level.
Liquidity for the first six months
Net cash used in operating and investing activities was €3.777 billion in the first six months of fiscal 2007, including €4.2 billion in cash used to acquire the diagnostics division of Bayer AG. A year earlier, net cash used was €417 million. Discontinued operations was another major factor in the difference year-over-year. In the current period, discontinued operations used net cash of €1.716 billion, including a build-up of net working capital, particularly receivables. In the prior-year period, discontinued operations used net cash of €231 million, benefiting from €465 million in proceeds from the Juniper share sales. On a continuing basis, Siemens in the first six month of fiscal 2007 used €2.061 billion in net cash from operating and investing activities, compared to €186 million used in the same period a year earlier.

			SFS, SRE and
			Corporate
Continuing operations	Operations		Treasury *		Siemens
	Six months ended March 31,
(€ in millions)	2007	2006	2007	2006	2007	2006
Net cash provided by (used in):
Operating activities	2,173	865	1,708	867	3,881	1,732
Investing activities	(5,496)	(1,416)	(446)	(502)	(5,942)	(1,918)

Net cash provided by (used in) operating and investing activities — continuing operations	(3,323)	(551)	1,262	365	(2,061)	(186)

*	Also includes eliminations and reclassifications.
Within Operations, net cash used in operating and investing activities was €3.323 billion in the first six months of fiscal 2007 compared to €551 million in net cash used in the same period a year earlier. The increase in net cash provided by operating activities within Operations was due mainly to a significantly lower increase of net working capital compared to the prior period, particularly with regard to net inventories at I&S and PG. Cash used in investing activities within Operations was significantly higher compared to the first six months a year earlier, primarily due to payments totaling €4.2 billion for Bayer’s diagnostics business at Med and cash used to acquire AG Kühnle, Kopp & Kausch at PG. SFS, SRE and Siemens’ Corporate Treasury provided net cash from operating and investing activities of €1.262 billion compared to €365 million in net cash provided in the prior-year period. The change year-over-year is primarily due to higher net cash inflows related to receivables at SFS.

Funding status of pension plans
The estimated underfunding of Siemens’ principal pension plans as of March 31, 2007, amounted to approximately €1.7 billion compared to an underfunding of approximately €2.9 billion at the end of fiscal 2006. The improvement in funding status is primarily due to regular contributions and the actual return on plan assets. The effect of service and interest cost on the defined benefit obligation was offset by an increase in the discount rate assumption at March 31, 2007, reducing Siemens’ estimated defined benefit obligation. The negative impact of increases in interest rates on fixed income investments was more than offset by strong performance in equity markets resulting in an actual return on plan assets of €849 million during the last six months. This represents a 7.3% return on an annualized basis, compared to the expected annual return of 6.5%.
Subsequent event
After the close of the second quarter, Siemens completed the formation of its NSN joint venture with Nokia and the joint venture commenced operations on April 1, 2007. The transaction is expected to result in a significant non-cash gain in the third quarter.
Starting today at 9:00 a.m. CEST, we will provide a live video webcast on the Internet of the semi-annual press conference with CEO Dr. Klaus Kleinfeld and CFO Joe Kaeser. You can access the webcast at www.siemens.com/pressconference. You will also be able to download the presentation. A video of the speeches will be available after the live webcast. Starting at 16:00 a.m. CEST, Siemens CEO Dr. Klaus Kleinfeld and CFO Joe Kaeser will hold a conference with analysts and investors. You can follow the conference live on the Internet by going to www.siemens.com/analystcall.
Note: This Earnings Release should be read in conjunction with information Siemens published today regarding the investigations mentioned above. An update of Siemens’ annual Form 20-F disclosure regarding legal proceedings is provided in the Interim Report.
IFRS Conversion
Beginning with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS). For the years prior to fiscal 2007, Siemens prepared its primary financial reporting according to United States Generally Accepted Accounting Principles (U.S. GAAP). As part of its transition to IFRS, Siemens has published IFRS Consolidated Financial Statements for fiscal 2006 and fiscal 2005 as supplemental information to its U.S. GAAP figures. This document is available at www.siemens.com/investors, where you can also find a presentation explaining major differences between IFRS and U.S. GAAP in Siemens financial results.

Siemens AG	Reference number: AXX200704.75 e
Corporate Communications	Wolfram Trost
Media Relations	80312 Munich
80312 Munich	Tel.: +49 89 636-34794 Fax: -32825
E-mail: wolfram.trost@siemens.com

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended March 31, 2007 and 2006 and as of September 30, 2006
(in millions of €)

													Net cash from						Amortization,
					Intersegment						Net capital		operating and				Capital		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		investing activities				spending(3)		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	3/31/07	9/30/06	2007		2006		2007	2006	2007	2006

Operations Groups (5)
Siemens Business Services (SBS)	964	1,360	893	1,107	313	286	1,206	1,393	63	(199)	394	171	(7)		(329)		62	83	68	68
Automation and Drives (A&D)	4,154	3,520	3,287	2,854	424	351	3,711	3,205	526	385	4,321	3,837	393		132		135	233	74	85
Industrial Solutions and Services (I&S)	2,434	2,447	1,909	1,889	263	243	2,172	2,132	100	81	1,311	1,279	101		114		59	57	29	32
Siemens Building Technologies (SBT)	1,364	1,318	1,310	1,147	25	22	1,335	1,169	100	54	1,804	1,764	183		75		26	48	39	28
Power Generation (PG)	5,017	3,259	3,067	2,444	5	9	3,072	2,453	330	260	1,932	1,945	703		(51)		65	130	59	54
Power Transmission and Distribution (PTD)	2,476	1,797	1,628	1,388	128	108	1,756	1,496	143	77	1,860	1,701	68		(12)		47	36	22	30
Transportation Systems (TS)	714	1,803	1,151	987	10	14	1,161	1,001	58	19	(51)	111	145		61		19	38	14	12
Siemens VDO Automotive (SV)	2,678	2,612	2,684	2,611	3	4	2,687	2,615	169	178	3,846	3,767	195		221		98	118	108	105
Medical Solutions (Med)	2,544	2,096	2,453	2,034	17	13	2,470	2,047	332	260	8,760	4,975	(3,398)		314		4,009	87	130	66
Osram	1,189	1,206	1,173	1,186	16	20	1,189	1,206	125	138	2,076	1,976	177		116		71	73	62	68
Strategic Equity Investments (SEI) (6)	—	—	—	—	—	—	—	—	99	55	1,172	1,008	—		—		—	—	—	—
Other Operations	1,079	1,127	743	867	253	239	996	1,106	(81)	6	121	48	47		(100)		45	65	80	34

Total Operations Groups	24,613	22,545	20,298	18,514	1,457	1,309	21,755	19,823	1,964	1,314	27,546	22,582	(1,393)		541		4,636	968	685	582
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,348)	(1,249)	51	22	(1,379)	(1,251)	(1,328)	(1,229)	(189)	72	(4,705)	(6,584)	(528	)(7)	(272	)(7)	25	(3)	(1)	3
Other interest expense	—	—	—	—	—	—	—	—	(153)	(93)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	63,107	64,224	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	23,265	21,296	20,349	18,536	78	58	20,427	18,594	1,622	1,293	85,948	80,222	(1,921)		269		4,661	965	684	585

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	177	159	159	138	18	21	177	159	137	44	9,583	10,543	883		55		118	103	63	57
Siemens Real Estate (SRE)	414	429	118	150	296	279	414	429	42	27	3,168	3,221	142		(10)		40	73	38	50
Eliminations	(4)	(3)	—	—	(4)	(3)	(4)	(3)	—	—	(470)	(462)	62	(7)	74	(7)	—	—	—	—

Total Financing and Real Estate	587	585	277	288	310	297	587	585	179	71	12,281	13,302	1,087		119		158	176	101	107

Eliminations, reclassifications and Corporate Treasury	(383)	(352)	—	—	(388)	(355)	(388)	(355)	31	(230)	(7,441)	(5,793)	(67)	(7)	150	(7)	—	—	—	—

Siemens	23,469	21,529	20,626	18,824	—	—	20,626	18,824	1,832	1,134	90,788	87,731	(901)		538		4,819	1,141	785	692

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, non-current available-for-sale financial assets and investments accounted for using the equity method.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of non-current available-for-sale financial assets and investments accounted for using the equity method.

(5)	Communications (Com) no longer represents an operating segment. The primary business components of Com are reported as discontinued operations.

(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Prior-year information was reclassified for comparability purposes.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the six months ended March 31, 2007 and 2006 and as of September 30, 2006
(in millions of €)

													Net cash from						Amortization,
					Intersegment						Net capital		operating and				Capital		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		investing activities				spending(3)		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	3/31/07	9/30/06	2007		2006		2007	2006	2007	2006

Operations Groups (5)
Siemens Business Services (SBS)	2,181	2,865	1,781	2,247	605	552	2,386	2,799	87	(431)	394	171	(138)		(742)		130	159	137	136
Automation and Drives (A&D)	8,173	7,202	6,281	5,482	820	691	7,101	6,173	976	744	4,321	3,837	512		247		234	349	144	141
Industrial Solutions and Services (I&S)	5,491	5,152	3,750	3,651	495	459	4,245	4,110	190	145	1,311	1,279	72		27		85	152	56	65
Siemens Building Technologies (SBT)	2,750	2,691	2,505	2,234	43	37	2,548	2,271	172	110	1,804	1,764	125		(72)		82	164	66	53
Power Generation (PG)	10,034	7,319	5,777	4,515	21	12	5,798	4,527	499	438	1,932	1,945	566		165		297	266	114	104
Power Transmission and Distribution (PTD)	5,622	4,270	3,241	2,738	243	214	3,484	2,952	273	159	1,860	1,701	121		22		91	67	48	59
Transportation Systems (TS)	1,933	3,880	2,212	2,022	22	39	2,234	2,061	105	36	(51)	111	326		226		44	72	27	24
Siemens VDO Automotive (SV)	5,092	5,060	5,100	5,056	5	7	5,105	5,063	315	334	3,846	3,767	216		248		195	282	218	206
Medical Solutions (Med)	4,755	4,252	4,541	4,009	31	22	4,572	4,031	636	503	8,760	4,975	(3,619)		402		4,479	141	205	128
Osram	2,363	2,364	2,332	2,325	31	39	2,363	2,364	248	259	2,076	1,976	119		223		144	140	123	130
Strategic Equity Investments (SEI) (6)	—	—	—	—	—	—	—	—	151	101	1,172	1,008	—		—		—	—	—	—
Other Operations	2,047	2,426	1,556	1,926	451	439	2,007	2,365	(57)	(7)	121	48	(101)		(293)		76	159	114	71

Total Operations Groups	50,441	47,481	39,076	36,205	2,767	2,511	41,843	38,716	3,595	2,391	27,546	22,582	(1,801)		453		5,857	1,951	1,252	1,117
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,816)	(2,752)	74	39	(2,616)	(2,417)	(2,542)	(2,378)	(852)	(19)	(4,705)	(6,584)	(1,522	)(7)	(1,004	)(7)	38	63	(3)	1
Other interest expense	—	—	—	—	—	—	—	—	(254)	(178)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	63,107	64,224	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	47,625	44,729	39,150	36,244	151	94	39,301	36,338	2,489	2,194	85,948	80,222	(3,323)		(551)		5,895	2,014	1,249	1,118

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	355	309	307	270	47	39	354	309	220	122	9,583	10,543	988		144		203	216	127	113
Siemens Real Estate (SRE)	835	840	237	286	598	554	835	840	111	131	3,168	3,221	142		18		84	130	78	92
Eliminations	(7)	(6)	—	—	(7)	(6)	(7)	(6)	—	—	(470)	(462)	99	(7)	138	(7)	—	—	—	—

Total Financing and Real Estate	1,183	1,143	544	556	638	587	1,182	1,143	331	253	12,281	13,302	1,229		300		287	346	205	205

Eliminations, reclassifications and Corporate Treasury	(757)	(676)	—	—	(789)	(681)	(789)	(681)	77	(542)	(7,441)	(5,793)	33	(7)	65	(7)	—	—	—	—

Siemens	48,051	45,196	39,694	36,800	—	—	39,694	36,800	2,897	1,905	90,788	87,731	(2,061)		(186)		6,182	2,360	1,454	1,323

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, non-current available-for-sale financial assets and investments accounted for using the equity method.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of non-current available-for-sale financial assets and investments accounted for using the equity method.

(5)	Communications (Com) no longer represents an operating segment. The primary business components of Com are reported as discontinued operations.

(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Prior-year information was reclassified for comparability purposes.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	20,626	18,824	(388)	(355)	20,427	18,594	587	585
Cost of goods sold and services rendered	(14,965)	(14,048)	388	355	(14,891)	(13,898)	(462)	(505)

Gross profit	5,661	4,776	—	—	5,536	4,696	125	80
Research and development expenses	(874)	(857)	—	—	(874)	(857)	—	—
Marketing, selling and general administrative expenses	(3,108)	(3,104)	—	(1)	(3,015)	(3,017)	(93)	(86)
Other operating income	112	194	(17)	(22)	85	169	44	47
Other operating expense	(163)	(35)	(2)	(1)	(156)	(31)	(5)	(3)
Income from investments accounted for using the equity method, net	190	197	—	—	164	181	26	16
Financial income (expense), net	14	(37)	50	(206)	(118)	152	82	17

Income (loss) from continuing operations before income taxes	1,832	1,134	31	(230)	1,622	1,293	179	71
Income taxes (1)	(436)	(237)	(6)	47	(390)	(270)	(40)	(14)

Income (loss) from continuing operations	1,396	897	25	(183)	1,232	1,023	139	57
Income (loss) from discontinued operations, net of income taxes	(137)	26	—	—	(137)	26	—	—

Net income (loss)	1,259	923	25	(183)	1,095	1,049	139	57

Attributable to:
Minority interest	63	50
Shareholders of Siemens AG	1,196	873
Basic earnings per share
Income from continuing operations	1.50	0.95
Income (loss) from discontinued operations	(0.16)	0.03

Net income	1.34	0.98

Diluted earnings per share
Income from continuing operations	1.44	0.95
Income (loss) from discontinued operations	(0.16)	0.03

Net income	1.28	0.98

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited)
For the three months ended March 31, 2007 and 2006
(in millions of €)

	Siemens
	2007	2006
Net income	1,259	923
Currency translation differences	(94)	(172)
Available-for-sale financial assets	(44)	93
Derivative financial instruments	—	22
Actuarial gains and losses on pension plans and similar commitments	116	1,058
Revaluation effect related to step acquisitions	3	—

Total income and expense recognized directly in equity, net of tax (2)(3)	(19)	1,001

Total income and expense recognized in equity	1,240	1,924

Attributable to:
Minority interest	60	38
Shareholders of Siemens AG	1,180	1,886

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €(35) and €(21) in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(3) and €(12) in 2007 and 2006, respectively, relating to currency translation differences.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	39,694	36,800	(789)	(681)	39,301	36,338	1,182	1,143
Cost of goods sold and services rendered	(29,228)	(27,502)	789	681	(29,072)	(27,230)	(945)	(953)

Gross profit	10,466	9,298	—	—	10,229	9,108	237	190
Research and development expenses	(1,655)	(1,648)	—	—	(1,655)	(1,648)	—	—
Marketing, selling and general administrative expenses	(5,951)	(6,110)	(1)	(1)	(5,765)	(5,945)	(185)	(164)
Other operating income	340	394	(40)	(44)	259	286	121	152
Other operating expense	(662)	(69)	(2)	(1)	(649)	(61)	(11)	(7)
Income from investments accounted for using the equity method, net	350	339	—	—	307	308	43	31
Financial income (expense), net	9	(299)	120	(496)	(237)	146	126	51

Income (loss) from continuing operations before income taxes	2,897	1,905	77	(542)	2,489	2,194	331	253
Income taxes (1)	(787)	(401)	(21)	114	(676)	(462)	(90)	(53)

Income (loss) from continuing operations	2,110	1,504	56	(428)	1,813	1,732	241	200
Income (loss) from discontinued operations, net of income taxes	(63)	358	—	—	(63)	358	—	—

Net income (loss)	2,047	1,862	56	(428)	1,750	2,090	241	200

Attributable to:
Minority interest	112	103
Shareholders of Siemens AG	1,935	1,759
Basic earnings per share
Income from continuing operations	2.26	1.60
Income (loss) from discontinued operations	(0.09)	0.38

Net income	2.17	1.98

Diluted earnings per share
Income from continuing operations	2.17	1.59
Income (loss) from discontinued operations	(0.08)	0.38

Net income	2.09	1.97

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited)
For the six months ended March 31, 2007 and 2006
(in millions of €)

	Siemens
	2007	2006

Net income	2,047	1,862
Currency translation differences	(261)	(21)
Available-for-sale financial assets	(2)	(127)
Derivative financial instruments	53	(47)
Actuarial gains and losses on pension plans and similar commitments	625	837
Revaluation effect related to step acquisitions	3	—

Total income and expense recognized directly in equity, net of tax (2)(3)	418	642

Total income and expense recognized in equity	2,465	2,504

Attributable to:
Minority interest	97	102
Shareholders of Siemens AG	2,368	2,402

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €(30) and €1 in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(15) and €(1) in 2007 and 2006, respectively, relating to currency translation differences.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2007 and 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Cash flows from operating activities
Net income (loss)	2,047	1,862	56	(428)	1,750	2,090	241	200
Adjustments to reconcile net income to cash provided Amortization, depreciation and impairments	1,620	1,508	—	—	1,415	1,303	205	205
Income taxes	754	348	21	(114)	643	409	90	53
Interest (income) expense, net	52	(96)	(160)	(218)	274	199	(62)	(77)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment	(188)	(150)	—	—	(116)	(46)	(72)	(104)
(Gains) on sales of investments, net (1)	(69)	(91)	—	—	(37)	(91)	(32)	—
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	5	(454)	—	—	5	(454)	—	—
(Income) from investments (1)	(385)	(305)	—	—	(306)	(275)	(79)	(30)
Other non-cash (income) expenses	51	148	12	80	51	73	(12)	(5)
Change in current assets and liabilities (Increase) decrease in inventories	(1,045)	(1,943)	—	—	(1,002)	(1,959)	(43)	16
(Increase) decrease in trade and other receivables	(352)	5	1,190	359	(1,532)	(357)	(10)	3
(Increase) decrease in other current assets	(19)	(154)	44	(43)	(126)	(172)	63	61
Increase (decrease) in trade payables	(79)	(228)	(40)	(3)	(38)	(240)	(1)	15
Increase (decrease) in current provisions	(366)	(217)	—	—	(343)	(206)	(23)	(11)
Increase (decrease) in other current liabilities	1,627	1,328	262	679	1,326	618	39	31
Change in other assets and liabilities	(795)	(97)	(229)	86	(575)	(112)	9	(71)
Income taxes paid	(932)	(603)	(25)	(33)	(801)	(527)	(106)	(43)
Dividends received	105	66	—	—	45	50	60	16
Interest received	386	320	106	63	76	85	204	172

Net cash provided by operating activities — continuing and discontinued operations	2,417	1,247	1,237	428	709	388	471	431
Net cash provided by operating activities — continuing operations	3,881	1,732	1,237	436	2,173	865	471	431
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,682)	(1,800)	—	—	(1,399)	(1,473)	(283)	(327)
Acquisitions, net of cash acquired	(4,551)	(491)	—	—	(4,551)	(488)	—	(3)
Purchases of investments (1)	(127)	(261)	—	—	(123)	(245)	(4)	(16)
Purchases of current available-for-sale financial assets	(17)	(43)	—	—	(2)	(41)	(15)	(2)
(Increase) decrease in receivables from financing activities	(340)	(294)	(1,204)	(371)	—	—	864	77
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	466	431	—	—	277	291	189	140
Proceeds from disposals of businesses	32	3	—	—	32	3	—	—
Proceeds from sales of current available-for-sale financial assets	25	791	—	—	18	791	7	—

Net cash provided by (used in) investing activities — continuing and discontinued operations	(6,194)	(1,664)	(1,204)	(371)	(5,748)	(1,162)	758	(131)
Net cash provided by (used in) investing activities — continuing operations	(5,942)	(1,918)	(1,204)	(371)	(5,496)	(1,416)	758	(131)
Cash flows from financing activities
Proceeds from issuance of common stock	343	—	—	—	343	—	—	—
Purchase of common stock	(101)	(377)	—	—	(101)	(377)	—	—
Proceeds from re-issuance of treasury stock	66	277	—	—	66	277	—	—
Proceeds from issuance of debt	—	833	—	833	—	—	—	—
Repayment of debt	(1,146)	—	(1,146)	—	—	—	—	—
Change in short-term debt	3,116	(1,105)	3,008	(770)	142	(259)	(34)	(76)
Interest paid	(469)	(232)	(379)	(139)	(61)	(64)	(29)	(29)
Dividends paid	(1,292)	(1,201)	—	—	(1,292)	(1,201)	—	—
Dividends paid to minority shareholders	(102)	(77)	—	—	(102)	(77)	—	—
Intragroup financing	—	—	(5,708)	(1,897)	6,881	2,095	(1,173)	(198)

Net cash provided by (used in) financing activities	415	(1,882)	(4,225)	(1,973)	5,876	394	(1,236)	(303)
Effect of exchange rates on cash and cash equivalents	(6)	—	2	(1)	(8)	1	—	—
Net increase (decrease) in cash and cash equivalents	(3,368)	(2,299)	(4,190)	(1,917)	829	(379)	(7)	(3)
Cash and cash equivalents at beginning of period	10,214	8,121	9,072	6,603	1,109	1,471	33	47

Cash and cash equivalents at end of period	6,846	5,822	4,882	4,686	1,938	1,092	26	44
Less: Cash and cash equivalents of discontinued operations at end of period	953	—	—	—	953	—	—	—

Cash and cash equivalents of continuing operations at end of period	5,893	5,822	4,882	4,686	985	1,092	26	44

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

SIEMENS
CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2007 and September 30, 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	3/31/07	9/30/06	3/31/07	9/30/06	3/31/07	9/30/06	3/31/07	9/30/06
ASSETS
Current assets
Cash and cash equivalents	5,893	10,214	4,882	9,072	985	1,109	26	33
Available-for-sale financial assets	551	596	388	416	137	160	26	20
Trade and other receivables	15,706	15,148	(1)	—	12,552	10,885	3,155	4,263
Other current financial assets	2,894	2,370	159	145	1,731	1,314	1,004	911
Intragroup receivables	—	—	(13,241)	(15,736)	13,198	15,680	43	56
Inventories	14,198	12,790	(2)	(2)	14,101	12,735	99	57
Income tax receivables	425	458	1	2	388	445	36	11
Other current assets	1,369	1,274	—	48	1,236	1,122	133	104
Assets classified as held for disposal	8,536	7,164	(25)	(21)	8,561	7,180	—	5

Total current assets	49,572	50,014	(7,839)	(6,076)	52,889	50,630	4,522	5,460

Goodwill	12,111	9,689	—	—	11,981	9,557	130	132
Other intangible assets	4,112	3,385	—	—	4,098	3,368	14	17
Property, plant and equipment	12,419	12,072	—	—	8,736	8,310	3,683	3,762
Investments accounted for using the equity method	3,182	2,956	—	—	2,953	2,738	229	218
Other financial assets	5,471	5,042	522	215	1,383	1,232	3,566	3,595
Intragroup receivables	—	—	(177)	(348)	177	348	—	—
Deferred tax assets	3,178	3,860	52	222	3,013	3,532	113	106
Other assets	743	713	1	194	718	507	24	12

Total assets	90,788	87,731	(7,441)	(5,793)	85,948	80,222	12,281	13,302

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,173	2,175	3,218	1,433	731	530	224	212
Trade payables	8,821	8,443	(1)	28	8,555	8,140	267	275
Other current financial liabilities	1,915	1,035	760	508	1,061	483	94	44
Intragroup liabilities	—	—	(17,606)	(16,406)	12,098	9,886	5,508	6,520
Current provisions	3,693	3,859	—	—	3,617	3,770	76	89
Income tax payables	1,356	1,487	11	2	1,321	1,468	24	17
Other current liabilities	16,801	16,485	139	227	16,420	15,974	242	284
Liabilities associated with assets classified as held for disposal	5,213	5,385	(16)	(16)	5,229	5,401	—	—

Total current liabilities	41,972	38,869	(13,495)	(14,224)	49,032	45,652	6,435	7,441

Long-term debt	12,625	13,122	11,580	11,946	640	744	405	432
Pension plans and similar commitments	3,841	5,083	—	—	3,839	5,081	2	2
Deferred tax liabilities	125	102	(441)	(397)	119	95	447	404
Provisions	1,898	1,858	—	—	1,792	1,761	106	97
Other financial liabilities	289	248	37	19	200	177	52	52
Other liabilities	2,355	2,174	41	41	2,265	2,054	49	79
Intragroup liabilities	—	—	(5,163)	(3,178)	2,339	434	2,824	2,744

Total liabilities	63,105	61,456	(7,441)	(5,793)	60,226	55,998	10,320	11,251

Equity
Common stock, no par value (1)	2,689	2,673
Additional paid-in capital	6,013	5,662
Retained earnings	18,353	17,082
Other components of equity	(39)	156
Treasury shares, at cost (2)	—	—

Total equity attributable to shareholders of Siemens AG	27,016	25,573

Minority interest	667	702

Total equity	27,683	26,275	—	—	25,722	24,224	1,961	2,051

Total liabilities and equity	90,788	87,731	(7,441)	(5,793)	85,948	80,222	12,281	13,302

(1)	Authorized: 1,119,926,600 and 1,116,087,241 shares, respectively. Issued: 896,216,600 and 891,087,241 shares, respectively.

(2)	1,187 and 415 shares, respectively.

Munich, April 26, 2007
Update on Compliance and AUB
Update on Com and Related Investigations
As previously reported, Munich public prosecutors are conducting an investigation of certain current and former employees of Siemens AG (the Company) on suspicion of embezzlement, bribery and tax evasion. Arrest warrants were issued for former and currently suspended employees of our Com business Group who were taken into custody, questioned and later released. In December 2006, the former Chief Executive Officer (CEO) of Com was arrested, questioned and released. Siemens’ former Chief Financial Officer (CFO) was interrogated as a suspect by the public prosecutor. Both of these individuals are former members of the Corporate Executive Committee of Siemens.
On March 26, 2007, the Munich public prosecutors conducted further searches of the Company’s premises and of private residences in Munich and executed additional arrest warrants for a current and a former employee of Com. The individuals were later released and the current employee has since been suspended. The Munich public prosecutors’ investigation as well as related investigations in Liechtenstein, Switzerland, Italy, Greece and other countries are ongoing.
The U.S. Department of Justice is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with these matters. During the second quarter of fiscal 2007, Siemens was advised that the U.S. Securities and Exchange Commission’s enforcement division had converted its informal inquiry into these matters into a formal investigation.
With regard to the foregoing matters, the Company has engaged Debevoise & Plimpton LLP (Debevoise), an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Audit Committee of the Supervisory Board and is being assisted by forensic accountants from the international accounting firm Deloitte Touche. Debevoise’s investigation of allegations of corruption at Com is ongoing. The scope of the independent investigation also includes an investigation of potential anti-corruption violations at the Company’s other Groups which is in the process of being launched.
On February 2, 2007, an alleged ADS holder of the Company filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of the Company’s Managing and Supervisory Boards as well as against the Company as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.

Siemens AG
Corporate Communications
Media Relations
80312 Munich

Update on Internal Analyses Undertaken by the Company
In addition to the independent investigation being conducted by Debevoise, the Company has also continued to conduct its own analysis of issues raised by allegations of violations of anti-corruption legislation.
The current status of the Company’s analysis is summarized below:
•	Within Com a number of Business Consultant Agreements (BCAs) have been identified. We have identified a multitude of payments made in connection with these contracts for which we have not yet been able either to establish a valid business purpose or to clearly identify the recipient. These payments raise concerns in particular under the Foreign Corrupt Practices Act (FCPA) in the United States, anti-corruption legislation in Germany and similar legislation in other countries.

•	The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. As previously reported, our investigation determined that certain of these payments were nondeductible under German tax regulations, and accordingly, we have recorded additional income tax charges in our financial statements for fiscal 2006 to reflect the correct tax treatment of these expenses. See Note 2 to the Consolidated Financial Statements in the annual report on Form 20-F for the fiscal year ended September 30, 2006 for a further discussion. The Company has already reported this issue to the German tax authorities.

•	During the first half of fiscal 2007, the Company has continued to analyze payments under these and additional BCAs at Com. An analysis of BCAs and related payments at the other Groups will begin. As a result, the Company expects a significant increase in the total amount of BCA payments under review.

•	During the second quarter of fiscal 2007, the Company commenced an analysis of cash and check payments at Com which may relate to BCAs, and which may also raise concerns under the FCPA and anti-corruption legislation in Germany and other countries. The Company will be analyzing the deductibility for tax purposes of these payments. The Company is also in the process of making internal inquiries regarding similar cash payments at other Groups.
Potential Impact of the Investigations and the Company’s Internal Analyses on Financial Statements
Due to the ongoing status of the Company’s own analyses described above and the investigations, including the extension of the independent investigation to the other Groups, there remain substantial uncertainties. Accordingly, the Company has not recorded, as of March 31, 2007, any change in tax assets and liabilities with respect to the BCAs and other payments under review. Depending on the future results of the analyses and investigations, there is a risk that the Company will have to make changes in tax assets and liabilities in future periods, including by recording additional tax charges in respect of prior periods beyond those reflected in our financial statements for fiscal 2006. Such changes, as well as the further results from the ongoing investigations, could be material.

Siemens AG
Corporate Communications
Media Relations
80312 Munich

Other Risks relating to the Investigations
Siemens currently cannot exclude the possibility that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. The Company’s operating activities may also be negatively affected, particularly due to imposed penalties, compensatory damages or the exclusion from public procurement contracts. To date, no charges or provisions for any such penalties or damages have been accrued as management does not yet have enough information to reasonably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary.
Cost of External Advisors
The current quarter includes a total of €63 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.
Update on Compliance Initiatives
The Company has taken a number of significant steps to improve its compliance procedures and internal controls in response to the allegations of corruption. Among the initiatives the Company has implemented or is in the process of implementing are:
•	The Managing Board has engaged an external attorney to act as an independent “ombudsman” and to provide a protected communication channel for Siemens employees and third parties.

•	The Company’s office of corporate compliance has been organizationally embedded in the legal department.

•	The Company’s audit and compliance departments and an internal task force have been instructed to continue their internal investigation activities and the examination of our compliance and internal control system for gaps and any possibilities of circumvention.

•	The Company is in the process of enhancing internal controls through centralization of its bank accounts and cash payment systems.

•	The Company has implemented a moratorium on entering into new BCAs as well as new payments under existing BCAs. Any exceptions require the prior written consent of relevant senior management as well as the written consent of the Company’s chief compliance officer based on a review of the agreements in question.

•	The Company has launched a formal program of anti-corruption and other legal compliance training for management, group and regional compliance officers and other employees.
The Managing Board and the Audit Committee of Siemens have engaged an independent compliance advisor in order to consult the Managing Board and the Audit Committee with regard to the future structure of the compliance organization, the execution of compliance reviews, the review of related guidelines and controls including potential improvement measures, and the

Siemens AG
Corporate Communications
Media Relations
80312 Munich

respective communication and training. The independent compliance advisor provides periodic status reports to the Managing Board and Audit Committee.
AUB
On February 14, 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of breach of fiduciary duties (Untreue) against Siemens, tax evasion and a violation of the German Works Council Constitution Act. The investigation relates to an agreement entered into by Siemens with an entity controlled by Mr. Wilhelm Schelsky, the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The prosecutors are investigating payments made during the period 2001 to 2006 for which Siemens may not have received appropriate services in return. Mr. Schelsky was arrested in February 2007. On March 27, 2007, a second search was conducted at the Company’s premises in Munich and an arrest warrant was issued for a member of the Company’s Corporate Executive Committee, in connection with this investigation, who was taken into custody. In addition to the member of the Corporate Executive Committee, other current and former members of the Company’s senior management were named as suspects in this matter. On April 4, 2007, the member of the Corporate Executive Committee posted bail in the amount of €5.0 million and was released from custody. In this connection, a bank issued a bond (Bankbürgschaft) in the amount of €5.0 million, €4.5 million of which was guaranteed by the Company pursuant to provisions of German law. The member of the Corporate Executive Committee has provided the Company a personal undertaking to cooperate with and fully support the independent investigation conducted by Debevoise and to repay all costs incurred and payments made by the Company in connection with the bank guarantee in the event he is found to have violated his obligations to the Company in connection with the facts under investigation by the Nuremberg prosecutors. The investigation into the allegations involving the Company’s relationship with Mr. Schelsky and AUB has also been included within the scope of the investigation being conducted by Debevoise. On April 2, 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act (Betriebsverfassungsgesetz) by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects”, “looks forward to”, “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG
Corporate Communications
Media Relations
80312 Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: April 26, 2007	/s/ Dr. Ralf P. Thomas

	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President
Financial Reporting and Controlling